SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed Under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


        Duke Energy Development Pty Ltd, Duke Energy New Zealand Limited,
        Duke Energy WA Holdings Pty Ltd and Duke Energy WA Power Pty Ltd
--------------------------------------------------------------------------------
                        (Name of foreign utility company)


                             DUKE ENERGY CORPORATION
                   (Name of filing company, if filed on behalf
                          of a foreign utility company)




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                                  Notification
                                  ------------

                  Duke Energy Corporation, a North Carolina corporation ("Duke Energy"), acting on behalf of Duke Energy Development Pty Ltd, an Australian corporation ("Duke Development"); Duke Energy New Zealand Limited, a Bermuda corporation ("Duke New Zealand"); Duke Energy WA Holdings Pty Ltd, an Australian corporation ("Duke WA Holdings") and Duke Energy WA Power Pty Ltd, an Australian corporation ("Duke WA Power") (collectively, the "Foreign Utility Companies"), herewith files with the Securities and Exchange Commission (the "Commission") this Notification of Foreign Utility Company Status pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"). Through its subsidiaries, Duke Energy has acquired for A$509,000,000 a portfolio of electric power assets in Australia and New Zealand, from subsidiaries of The Broken Hill Proprietary Company Limited, an Australian corporation. The assets and the foreign utility company subsidiaries acquiring such assets are described herein.

ITEM 1
------
         Names and Business Addresses:
         ----------------------------

         The names and business addresses of the entities claiming foreign utility company status are:

         A.       Duke Energy Development Pty Ltd
                  Level 33, Waterfront Place
                  1 Eagle Street
                  Brisbane, Qld 4000 Australia

         B.       Duke Energy New Zealand Limited
                  5400 Westheimer Court
                  Houston, TX  77056

         C.       Duke Energy WA Holdings Pty Ltd
                  Level 33, Waterfront Place
                  1 Eagle Street
                  Brisbane, Qld 4000 Australia

         D.       Duke Energy WA Power Pty Ltd
                  Level 33, Waterfront Place
                  1 Eagle Street
                  Brisbane, Qld 4000 Australia

         Electric Facilities:
         -------------------

         The facilities owned by each of the Foreign Utility Companies are described below:

         A.       Duke Development
                  ----------------

         Duke Development has acquired an interest in a development project in Australia, being a nominal 300MW combined cycle gas turbine integrated with the Whyalla steelworks in South Australia fueled by a combination of plant off-gases and natural gas. This project is still in the planning stage. The purchase price paid for the interest in this project was A$1.00.

         B.       Duke New Zealand
                  ----------------

         Duke New Zealand has acquired and operates the following facilities located at Glenbrook (outside of Auckland), New Zealand:

        (i) Kilns co-generation plant which consists of four boilers and a 74 MW steam turbine generator, which was commissioned in 1997;

       (ii) Multi-Hearth Furnace co-generation plant consisting of four boilers and two condensing turbines which, operating together, normally produce a combined output of approximately 20MW. The plant was commissioned in 1987; and

      (iii) Slab Reheat Furnace Waste Heat Boiler which uses feedwater drawn from the Multi-Hearth Furnace co-generation plant. Steam produced by the waste heat boiler is transferred to a nearby process steam main.

         The combined purchase price for all the facilities was NZ$128,552,400. This figure is subject to adjustment for trading from October 31, 1998.

         Duke New Zealand has entered into separate Power Purchase Agreements with BHP New Zealand Steel Ltd for the supply of steam and electricity from each of these facilities.

         C.       Duke WA Holdings and Duke WA Power
                  ----------------------------------

         Duke WA Holdings has acquired the following power facilities located in Western Australia through an acquisition of all of the shares in Pilbara Energy Pty Ltd (now Duke WA Power) which holds a 99% interest in the facility and a purchase from BHP Minerals Pty Ltd of its 1% interest in the facility:


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        (i)   Mt. Newman power station, which has a nominal installed capacity of 105MW consisting of three 35MW Frame 6 gas turbines with an adjacent switchyard. The power station was completed in 1995 and commenced operation in 1996; and

        (ii) Port Hedland power station, consisting of a stand-alone three unit power generation facility and two turbines located at the Port Hedland HBI plant. The stand-alone facility has a nominal installed capacity of 105MW comprising three 35MW Frame 6 gas turbines with an adjacent switchyard and transmission lines connecting the facility to two substations owned by Western Power Corporation. The gas turbines entered into commercial service in 1995 and supply electricity to port operations at Nelson Point and Finucane Island, the HBI plant and the Mt. Goldsworthy Mining Associates Joint Venture mine operations.

              The HBI power facilities are located within the HBI plant at Port Hedland and include two 35MW nominal capacity turbines which will provide electricity and heat for the HBI process. These facilities are currently being commissioned.

         Duke WA Power also holds an 11.834% interest in the Goldfields Gas Transmission Joint Venture. This joint venture was formed to build and own the 1,400 km Goldfields Gas Transmission Pipeline which extends from the North West Shelf of Western Australia to Kalgoorlie. The pipeline was constructed in 1996.

         The purchase price paid for the purchase of the issued capital in Duke WA Power was A$387,700,000 and the price paid for the interest held by BHP Minerals Pty Ltd in the power facilities was A$3,300,000. These figures are subject to adjustment for trading from October 31, 1998.

         Duke WA Power has entered into separate Power Purchase Agreements with BHP Iron Ore Pty Ltd and BHP Direct Reduced Iron Pty Ltd for the supply of power from the Newman and Port Hedland power stations. It has also entered into Gas Supply Agreements with Pilbara Gas Pty Ltd for both the Mt. Newman and Port Hedland power stations.

         Ownership:
         ---------
         The outstanding voting stock of Duke Development is owned by Duke Energy Global Asset Development, Inc., a Nevada corporation ("DEGAD") and a wholly owned subsidiary of Duke Energy Services, Inc., a Delaware corporation ("DESI"). DESI is a wholly owned subsidiary of PanEnergy Corp, a Delaware corporation, which is a wholly owned subsidiary of Duke Capital Corporation, a Delaware corporation, which, in turn, is a wholly owned subsidiary of Duke Energy.

         Duke New Zealand is a wholly owned subsidiary of Texas Eastern (Bermuda) Ltd ("TE Bermuda"), which is a wholly owned subsidiary of DEGAD, which is owned as set forth above.

         Duke WA Holdings is a wholly owned subsidiary of Duke Energy Australia Ltd., a Bermuda corporation, which is a wholly owned subsidiary of TE Bermuda, which is owned as set forth above. Duke WA Power is a wholly owned subsidiary of Duke WA Holdings.

         No other person or entity owns 5% or more of any class of the voting securities of any of the Foreign Utility Companies.

ITEM 2
------
         Domestic Associate Public-Utility Companies of the Foreign Utility
         ------------------------------------------------------------------
Companies and their Relationship to Such Entities:
-------------------------------------------------

         Duke Energy is a domestic associate public-utility company of each of the Foreign Utility Companies, with Duke Energy being the parent holding company. Duke Energy's relationship to each of the Foreign Utility Companies is that it indirectly owns 100% of such entities.

         The total purchase price of Duke Energy's interest in the power assets owned by the Foreign Utility Companies is A$509 million.

EXHIBITS
--------
         (1) North Carolina Utilities Commission certification letter dated June 23, 1997 (filed with the Commission as an exhibit to Form U-57 dated July 15, 1998).

         (2) The Public Service Commission of South Carolina certification letter dated June 5, 1997 (filed with the Commission as an exhibit to Form U-57 dated July 15, 1998).

                                    SIGNATURE

                  The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                               DUKE ENERGY CORPORATION


                                          By:__________________________________
                                             Richard J. Osborne
                                             Executive Vice President
                                             and Chief Financial Officer

Date:    February 23, 1999